

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

Justin Bickle
Director
NAC Aviation 29 Designated Activity Company
Gardens International
Henry Street, Limerick
V94 4D83, Ireland

> **Re: NAC Aviation 29 Designated Activity Company**
> **Application for Qualification of Indenture on Form T-3**
> **Filed April 25, 2022**
> **File No. 022-29102**

Dear Mr. Bickle:

We have limited our review of your application to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your application and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application and the information you provide in response to these comments, we may have additional comments.

Form T-3 filed April 25, 2022

General

1. Please have each guarantor/obligor identified on the cover page file an application on Form T-3 and confirm that each such guarantor/obligor has provided the information required by the form. For guidance, refer to Section 303(12) of the Trust Indenture Act of 1939 and Question 201.03 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 if you have any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Joshua N. Korff